SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________
Form 11-K
_________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2020

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ______ to ________.

Commission file number: 001-31225

EnPro Industries, Inc.
Retirement Savings Plan
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Full title of the plan and the address of the plan)

EnPro Industries, Inc.
5605 Carnegie Boulevard, Suite 500
Charlotte, North Carolina 28209
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENPRO INDUSTRIES, INC.
RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental
Schedule for the Years Ended
December 31, 2020 and 2019 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1 - 2

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended	4
December 31, 2020 and 2019
Notes to Financial Statements for the Years Ended December 31, 2020 and 2019	5 - 10

SUPPLEMENTAL SCHEDULE:
Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of	11
December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
EnPro Industries, Inc. Retirement Savings Plan
and the EnPro Industries, Inc. Benefits Committee
Charlotte, North Carolina:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2020 and 2019 and the related statements of changes in net assets available for benefits for the years ended December 31, 2020 and 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at Year End) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GreerWalker LLP

Certified Public Accountants
June 22, 2021
Charlotte, NC

We have served as the Plan's auditor since 2006.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Investments, at fair value	$351,903,706	$356,703,044
Receivables:
Notes receivable from participants	7,153,965	10,083,053
Participant contributions	338,522	—
Employer contributions	565,336	145,804
Total receivables	8,057,823	10,228,857
NET ASSETS AVAILABLE FOR BENEFITS	$359,961,529	$366,931,901

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$37,196,839	$56,590,445
Interest and dividend income	6,586,052	8,240,627
Total investment income	43,782,891	64,831,072

Interest income on notes receivable from participants	426,044	501,625

Contributions:
Participants	13,399,214	17,854,336
Employer	10,292,378	13,681,883
Rollovers	999,954	1,211,906
Total contributions	24,691,546	32,748,125

Total additions	68,900,481	98,080,822

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	75,654,241	40,662,983
Administrative expenses	216,612	265,034
Total deductions	75,870,853	40,928,017

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	(6,970,372)	57,152,805

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	366,931,901	309,779,096

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$359,961,529	$366,931,901

See notes to financial statements.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.    DESCRIPTION OF PLAN

The following description of the EnPro Industries, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering substantially all full-time employees of EnPro Industries, Inc. (the “Employer”), as well as temporary or part-time employees who have completed 1,000 service hours in the designated measuring period as defined in the plan document. Ineligible employee groups include non-resident alien employees, leased employees, supplemental contract workers, employees who are paid primarily by the hour, employees of an affiliated employer that does not adopt this Plan and employees covered by a collective bargaining agreement unless such agreement provides for plan participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Benefits Committee is responsible for oversight of the Plan, determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

Contributions - Each year, participants may contribute from 1% up to 75% of their annual eligible compensation, as defined in the plan document, as pre-tax or Roth contributions. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Employer matches between 25% and 100% of employee contributions between 4% and 6% of the participant’s eligible compensation. The Employer also contributes an additional 2% to certain eligible employees as defined in the plan document. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and the Employer’s contributions, as well as allocations of the Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined by the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their elective contributions and the Employer’s matching contributions plus actual earnings thereon. Vesting in the Employer’s additional 2% contributions is based on years of service. A participant is fully vested when they attain normal retirement age. Prior to normal retirement age, a participant becomes 100% vested in the Employer’s additional 2% contributions, plus actual earnings thereon, after three years of service.

Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance. The loans are secured by the balance in the participant’s account. The loan interest rate is set at 1% above the prime rate, as defined in the plan document. Principal and interest are paid ratably through payroll deductions.

During 2020, the Plan adopted certain provisions of the CARES Act which permitted loans, up to the lesser of $100,000 or 100% of the participants vested balance, related to the COVID-19 pandemic for the period from May 27, 2020 to September 22, 2020. In addition, for any loans outstanding on or after March 27, 2020, any repayments due from March 27, 2020, to December 31, 2020 may be delayed for up to one year.

Payment of Benefits - On termination of services due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over an elected period of time. Distributions of the Employer’s securities are made, at the option of the participant, in either cash or shares. For termination of service for some other reason, a participant may receive the value of the vested interest in his or her account as a lump sum distribution. Benefits from the Plan may also be made upon proper application by a participant for a proven financial hardship.

During 2020, the Plan adopted certain provisions of the CARES Act which permitted distributions, up to a limit of $100,000, related to the COVID-19 pandemic for the period from January 1, 2020 to December 30, 2020.

Forfeited Accounts - Benefit payments to terminated participants partially vested in the Plan include their vested portion of the Employer’s contributions. The nonvested portion of terminated participants’ account balances is used to reduce the Employer’s future contributions or to pay the Plan’s administrative expenses, as determined by the Benefits Committee at its sole discretion. As of December 31, 2020 and 2019, forfeited non-vested accounts in the Plan total approximately $177,000 and $141,000, respectively. During the years ended December 31, 2020 and 2019, the Employer’s contributions were reduced by approximately $249,000 and $277,000, respectively, from forfeited non-vested accounts.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared on the accrual basis of accounting.

Use of Accounting Estimates - The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The Benefits Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Charles Schwab Trust Company, the Trustee of the Plan. See Note 3 for a disclosure of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions - Contributions from participants are recorded as they are withheld from the participants’ wages. Contributions from the Employer are recorded in the period in which the related participant contributions are due.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. If a participant ceases to make loan repayments and management deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits - Benefits are recorded when paid.

Administrative Expenses - Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Employer. Expenses that are paid by the Employer are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Subsequent Events - Management has evaluated subsequent events through June 22, 2021, the date the financial statements were available to be issued.

3.    FAIR VALUE MEASUREMENTS

GAAP provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value. There have been no changes in the methodology used as of December 31, 2020 or 2019.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust funds: Valued at the NAV of units of a collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments as of December 31, 2020 and 2019.

Employer securities: Valued at the closing price reported on the active market (NYSE ticker: NPO) in which the securities are actively traded.

Interest bearing cash: Valued as of the ending cash balance plus any accrued interest held by the Plan as of year-end.

Self-directed accounts: Valued at the closing price reported on the active markets on which the individually owned securities are traded. The self-directed accounts consist primarily of common stocks and mutual funds actively traded in public markets and interest-bearing cash balances.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although management believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Mutual funds	$185,787,745	$—	$—	$185,787,745
Employer securities	5,132,285	—	—	5,132,285
Interest-bearing cash	947	—	—	947
Self-directed investments	11,393,179	—	—	11,393,179
Total investments in the fair value hierarchy	$202,314,156	$—	$—	$202,314,156
Investments measured at NAV, as a practical expedient				149,589,550
Investments, at fair value				$351,903,706

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Mutual funds	$195,322,171	$—	$—	$195,322,171
Employer securities	6,119,595	—	—	6,119,595
Interest-bearing cash	1,420	—	—	1,420
Self-directed investments	5,678,961	—	—	5,678,961
Total investments in the fair value hierarchy	$207,122,147	$—	$—	$207,122,147
Investments measured at NAV, as a practical expedient				149,580,897
Investments, at fair value				$356,703,044

The following table summarizes investments measured at fair value based on NAV per share, as a practical expedient, as of December 31, 2020 and 2019, respectively.

December 31, 2020	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Funds - Target Date	$123,966,904	N/A	Daily	10 days
Collective Trust Funds - Income	$25,622,646	N/A	Daily	0 to 10 days

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Funds - Target Date	$127,892,252	N/A	Daily	10 days
Collective Trust Funds - Income	$21,688,645	N/A	Daily	0 to 10 days

4.    RELATED-PARTY TRANSACTIONS AND PARTIES-IN-INTEREST TRANSACTIONS

All contributions by participants and the Employer are deposited in a trust administered and managed by the Plan's Trustee. The Plan also invests in shares of the Employer.

Certain plan investments are managed by Charles Schwab Bank, an affiliate of the Trustee, and therefore, these transactions qualify as exempt party in interest transactions, which are allowable under ERISA.

As described in Note 1, the Plan permits participants to borrow from their account balances. These transactions qualify as exempt party in interest transactions.

5.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

6.    TAX STATUS

On June 19, 2014, the Internal Revenue Service stated that the prototype plan adopted by the Plan, as then designed, qualifies under IRC 401(a). The Plan has not received a determination letter specific to the Plan itself; however, the Plan’s management and tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC and, therefore, that the Plan is qualified and the related trust is tax exempt.

GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the taxing authorities. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of any tax periods in progress.

7.    RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.    CONTINGENCY

On March 10, 2020, the World Health Organization declared the coronavirus outbreak (“COVID-19”) to be a pandemic. COVID-19 pandemic has also led to extreme volatility in financial markets and has affected, and may continue to affect, the market price of the Plan’s assets. While the potential economic impact brought by, and the duration of, COVID-19 may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets. The extent to which COVID-19 impacts the financial markets will depend on future developments that are highly uncertain and cannot be predicted.

ENPRO INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

EIN: 01-0573945 – PLAN NUMBER: 004

(a)	(b)	(c)	(e)
Party-in-	Identity of issuer, borrower,	Description of investment including maturity date,	Current
Interest	lessor or similar party	rate of interest, collateral, par or maturity value	Value

	Vanguard Institutional Index	Mutual fund	$53,133,008
*	Schwab Managed Retirement 2030	Collective trust fund	38,427,701
*	Schwab Managed Retirement 2040	Collective trust fund	29,021,947
*	Schwab Managed Retirement 2050	Collective trust fund	25,419,626
	Galliard Retirement Income Fund	Collective trust fund	24,051,013
	Nuveen Winslow Large-Cap Growth Fund	Mutual fund	20,710,251
	T Rowe Price Mid-Cap Growth	Mutual fund	18,177,769
	PIMCO Total Return Fund	Mutual fund	16,568,541
*	Schwab Managed Retirement 2020	Collective trust fund	16,154,440
	Dodge & Cox Stock Fund	Mutual fund	14,202,828
	Vanguard Total Bond Market Index	Mutual fund	13,989,028
	Personal Choice Retirement Account	Self-directed investments	11,393,179
	Europacific Growth	Mutual fund	11,228,656
	Vanguard Extended Market Index	Mutual fund	6,595,554
	Columbia Small Cap Value	Mutual fund	6,176,037
	Vanguard Total International Stock Index	Mutual fund	5,681,042
*	EnPro Company Stock	Employer securities	5,132,285
	American Beacon Small Cap Growth Fund	Mutual fund	4,681,273
	Invesco Van Kampen Equity and Income	Mutual fund	4,606,065
*	Schwab Managed Retirement 2035	Collective trust fund	4,512,461
	Virtus Emerging Markets Opportunity Fund	Mutual fund	4,021,492
	Vanguard Selected Value Mid Cap	Mutual fund	3,822,139
*	Schwab Managed Retirement 2025	Collective trust fund	3,511,485
	BlackRock Global Allocation Fund	Mutual fund	2,194,062
*	Schwab Managed Retirement 2055	Collective trust fund	2,115,173
*	Schwab Managed Retirement 2010	Collective trust fund	1,902,017
*	Schwab Managed Retirement 2060	Collective trust fund	1,803,138
*	Schwab Managed Retirement Income	Collective trust fund	1,571,633
*	Schwab Managed Retirement 2045	Collective trust fund	1,067,787
*	Schwab Managed Retirement 2015	Collective trust fund	31,129
*	Schwab US Treasury Money Fund	Interest-bearing cash	947
*	Participant loans	Interest rate of 3.25 - 6.50%	7,153,965
			$359,057,671

*    Party-in-interest transaction.

See independent auditors' report.

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of GreerWalker LLP

SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, EnPro Industries, Inc., as Plan Administrator, has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

ENPRO INDUSTRIES, INC. RETIREMENT
SAVINGS PLAN

By: ENPRO INDUSTRIES, INC., Plan Administrator

By:	/s/ Robert S. McLean
Robert S. McLean
Executive Vice President, General Counsel and
Secretary

Date: June 29, 2021